T. Rowe Price Tax-Free Intermediate Bond Fund, Inc.

The December 22, 2004 prospectus sticker (stating the credit-quality category for the Tax-Free Intermediate Bond Fund as shown in Table 1 of the prospectus had been changed to “predominantly” four highest) has been incorporated into the prospectus.